Domain Registration, Corp.
                        New Agriculture Development Park
                         Daquan Village, Tonghua County
                        Jilin Province, P.R. China 134115

                                  June 17, 2009

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

            Re.   Domain Registration, Corp.
                  Preliminary Schedule 14C filed June 8, 2009
                  File No. 000-25487

Dear Mr. Riedler:

      In connection with our response to the comment letter of the staff dated June 15, 2009, with reference to the Schedule 14C Information Statement of Domain Registration, Corp. (the "Company"), the Company acknowledges and confirms to you that:

            1. The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C;

            2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Very truly yours,

                                                       /s/ Yunlu Yin
                                           President and Chief Executive Officer

      cc:   Mike Rosenthall